PANACEA ACQUISITION CORP. II

357 Tehama Street

Floor 3

San Francisco, CA 94103

April 2, 2021

VIA EMAIL & EDGAR

Ronald (Ron) E. Alper

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Panacea Acquisition Corp. II (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-254056)

Dear Mr. Alper:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-254056) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on April 6, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Panacea Acquisition Corp. II

By:	/s/ Oleg Nodelman
Name: Oleg Nodelman Title: Chief Executive Officer

cc: Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel and Michael Mies

cc: Greenberg Traurig, LLP

Alan I. Annex and Jason T. Simon